UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59028/November 28, 2008

INVESTMENT COMPANY ACT OF 1940
Release No. 28525/November 28, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13254

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In the Matter of	:	ORDER TO CEASE AND DESIST, RE-
	:	VOKING REGISTRATION, SUSPENDING
RUDY 45	:	EXEMPTION BY DEFAULT, AND
	:	CANCELING HEARING
	:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Public Administrative and Cease-and-Desist Proceedings (OIP) on September 29, 2008, pursuant to Sections 9(b) and 9(f) of the Investment Company Act of 1940 (Investment Company Act), Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), and Rule 610(c) of Securities Act of 1933 (Securities Act) Regulation E, Exemption for Securities of Small Business Investment Companies (Regulation E). Rudy 45 was served with the OIP on or about October 2, 2008. Rudy 45 has not filed an Answer to the OIP as it was required to do. See 17 C.F.R. § 201.220.

The Division of Enforcement (Division) submitted a Motion for Default (Default Motion) and a Brief and a Declaration of Timothy S. McCole in Support of the Default Motion on November 6, 2008. In an Order issued on November 7, 2008, I allowed Rudy 45 until November 21, 2008, to answer the allegations in the OIP and to reply to the Division's Default Motion. Rudy 45 has not made any filings. Accordingly, I find it in default and that the allegations in the OIP are true. See 17 C.F.R. §§ 201.155, .220(f).

FINDINGS OF FACT

A.   RESPONDENT

Rudy 45 (CIK No. 1105413),[1] a Nevada corporation with principal offices located in Santa Monica, California, elected to be regulated as a business development company (BDC) on December 22, 2004. Prior to its BDC election, Rudy 45 was an operating company known as Malahat Energy Corp, which was engaged in oil-and-gas exploration. Its securities are registered under Section 12(g) of the Exchange Act.

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[1] The Commission uses Central Index Key (CIK) numbers to identify filers.

B. INVESTMENT COMPANY ACT VIOLATIONS

Issuing Convertible, Unequal-Voting Stock for Services

From August 2005 through March 16, 2006, Rudy 45 issued 1,531 shares of common stock and ten million shares of Series-A preferred stock to two individuals in exchange for consulting services. Each Series-A preferred share had ten votes whereas Rudy 45's common stock had one vote per share. The Series-A preferred stock, which had no dividend or distribution preference, was convertible to common stock on a one-to-one basis at a price of $0.01.

Under Section 61(b) of the Investment Company Act, a BDC must comply with Section 61 at the time it becomes subject to Sections 55 through 65 of the Investment Company Act (the BDC provisions), "as if it were issuing a security of each class which it has outstanding at such time." Rudy 45 became subject to the BDC provisions on December 22, 2004. Section 18 of the Investment Company Act is made applicable to BDCs by Section 61(a) of the Investment Company Act, subject to certain exceptions. With certain exceptions not relevant here, Section 18(i) of the Investment Company Act provides that every share of stock issued by a BDC shall be a voting stock and have equal voting rights with every other outstanding voting stock. Here, Rudy 45's Series-A preferred stock did not have voting rights equal to those of its common stock.

Section 18(d) of the Investment Company Act prohibits registered management companies from issuing "any warrant or right to subscribe to or purchase a security of which such company is the issuer, except in the form of warrants or rights to subscribe expiring not later than 120 days after their issuance and issued exclusively and ratably to a class or classes of such company's security holders." Rudy 45's convertible Series-A preferred stock, which constituted rights to subscribe to or purchase securities, did not provide that the conversion feature would expire within 120 days after their issuance and were not issued only to persons who already held Rudy 45 securities as required under Section 18(d).

Section 61(a)(3) of the Investment Company Act allows a BDC, notwithstanding Section 18(d), to issue warrants, options, or rights to subscribe or convert to voting securities that are accompanied by securities if, among other things, the BDC's shareholders authorize, and a majority of the BDC's disinterested directors approve, the proposal to issue such securities; and the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights at the time of issuance does not exceed twenty-five percent of the BDC's outstanding voting securities.

Rudy 45's shareholders did not authorize the issuance of the conversion feature on the Series-A preferred stock. On December 22, 2004, the preferred-stock conversion price equaled fifty percent of the market price of Rudy 45's common stock, which was $0.02 that day. Moreover, on December 22, 2004, Rudy 45 had approximately eighty-seven million shares of common stock outstanding. Assuming the outstanding Series-A preferred stock had converted on that date, Rudy 45 would have issued approximately fifty million additional shares, which would have equaled approximately fifty-seven percent of Rudy 45's outstanding voting securities, exceeding the twenty-five percent limit of Section 61(a)(3).

Section 23(a) of the Investment Company Act, which Section 63 makes applicable to BDCs, prohibits any closed-end company from issuing securities for services. In addition to the Series-A preferred stock, between August 2005 and October 2005, Rudy 45 issued 1,531 shares of common stock to individuals in exchange for consulting services.

Failure to Provide and Maintain a Fidelity Bond

Section 17(g) of the Investment Company Act and Rule 17g-1 thereunder, which Section 59 makes applicable to BDCs, requires each BDC to provide and maintain a bond issued by a reputable fidelity insurance company against larceny and embezzlement by officers and employees of the BDC. Rudy 45 did not provide and maintain a fidelity bond.

Failure to Establish a Majority of Disinterested Directors

Section 56(a) of the Investment Company Act provides that a majority of a BDC's directors shall be persons who are not interested persons, as that term is defined in Section 2(a)(19) of the Investment Company Act. Since Rudy 45 became a BDC on December 22, 2004, most of its directors have also been officers, who were interested persons under Section 2(a)(19) of the Investment Company Act.

As a result of the conduct described above, Rudy 45 willfully violated Sections 17(g), 18(d), 18(i), 23(a), and 56(a) of the Investment Company Act and Rule 17g-1 thereunder.

C.   FAILURE TO COMPY WITH REGULATION E

On December 23, 2004, and April 12, 2006, Rudy 45 filed Form 1-E notifications of stock issuance pursuant to the securities-registration exemption under Regulation E. The filings included a required offering circular, which provided certain disclosures regarding the offering. Rule 609 of Regulation E requires that, within thirty days after the end of each six-month period following the date of the original offering circular, or upon the termination of the offering, whichever is earlier, an issuer must file a report on Form 2-E providing certain information regarding the status of the offering. Rudy 45 did not file the Form 2-E for December 23, 2004, that was due on or before July 23, 2005, nor has it ever filed a Form 2-E for the April 12, 2006, Form 1-E offering. Therefore, Rudy 45 failed to comply with Rule 609 of Regulation E.

Under Regulation E, Rule 610(c), the Commission may, at any time after notice of and opportunity for hearing, enter an order permanently suspending the Regulation E exemption, if the Commission has reason to believe, among other things, that any of the terms or conditions of Regulation E have not been complied with, including failure to file any report as required by Rule 609.

D. DELINQUENT PERIODIC FILINGS

On June 26, 2006, the Commission suspended trading in Rudy 45's securities based upon a lack of current and accurate information concerning its securities, stemming from, among other things, the company's failure to file required periodic reports with the Commission. Since then, the company has remained delinquent in its Commission reports, and its securities have not been quoted publicly. Rudy 45 is delinquent in its periodic Commission reports, having not filed any periodic reports since it filed a Form 10-Q report for the quarterly period ended April 30, 2006, and a Form 10-K report for the annual period ending July 31, 2005.

CONCLUSIONS OF LAW

Section 9(f) of the Investment Company Act empowers the Commission where there has been a violation of the Investment Company Act or any rule or regulation thereunder to require a person to cease and desist from committing or causing such violations and any future violations of the same provision, rule, or regulation. By the conduct described above, Rudy 45 has violated Sections 17(g), 18(d), 18(i), 23(a), and 56(a) of the Investment Company Act and Rule 17g-1 thereunder.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). By the actions described above, Rudy 45 violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder that require an issuer with securities registered pursuant to Section 12(g) to file annual reports and domestic issuers to file quarterly reports with the Commission. In addition, by the actions described above, Rudy 45 violated Regulation E, Rule 609 by failing to file reports on Form 2-E in connection with securities offerings in 2004 and 2006.

Order

I ORDER that, pursuant to Section 9(f) of the Investment Company Act of 1940, Rudy 45 cease and desist from committing or causing any violation, and any future violations, of Sections 17(g), 18(d), 18(i), 23(a), and 56(a) of the Investment Company Act of 1940 and Rule 17g-1 thereunder;

I FURTHER ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Rudy 45 is REVOKED;

I FURTHER ORDER that, pursuant to the Securities Act of 1933, Regulation E, Rule 610(c), the Regulation E exemption as to Rudy 45 is SUSPENDED; and

I CANCEL the hearing scheduled to begin on December 8, 2008.

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                                          Brenda P. Murray
                                          Chief Administrative Law Judge